

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2019**
> **File No. 333-232444**

Dear Mr. McCaney:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 9, 2019

Exhibit 5.1, page II-1

1. We note assumptions (a) through (d) in this opinion. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are necessary requirements of the ultimate opinion. Although we will not comment if counsel indicates in the New York law opinion that it relied on the filed Cayman Islands law opinion, New York counsel should not assume away relevant Cayman Islands law. See Securities Act Rule 436(f) and file an opinion that is revised as appropriate.

<u>Exhibit 5.2, page II-1</u>

2.	Please revise opinion 2 to make it clear that the opinion is opining on the Ordinary Shares issuable upon exercise or redemption of the Warrants in the manner contemplated in the Warrant Documents. Also, please tell us, with a view toward filing a clarified opinion, why paragraph (iv) appears to indicate that the registration statement registers the exercise of the warrants in the units, given the disclosure in your filing states that such registration is not included.

3.	We note that the assumptions in sentences 2 and 3, including board authorization and and filing of corporate documents. These appear to be inappropriate assumptions in that they assume that you have taken all corporate actions necessary to authorize the issuance of the securities being registered. Please file an opinion that does not contain such assumptions. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

4.	Please tell us why the assumption in sentence 5, that the price in any event will not be less than the stated par or nominal value of each Ordinary Share, is necessary and appropriate.

5.	Please file an opinion of counsel that also consents to such counsel being named in the registration statement.

6.	Paragraph 1 in Schedule 1 appears to incorrectly refer to Exhibit 3.1 as your amended articles to be in effect upon consummation of this offering. Please file a revised opinion.

	You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

			Sincerely,

			Division of Corporation Finance
			Office of Electronics and Machinery

cc:	Christian O. Nagler, Esq.